                                                                  EXHIBIT 12 (a)

                                OLIN CORPORATION
           Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                                  (Unaudited)


          (In millions)                                           Years Ended December 31,
                                                 ---------------------------------------------------------
                                                       1993(a)     1992     1991(a)     1990       1989
                                                      --------    ------   ---------   ------     ------
Earnings:
Income (loss) before taxes                              ($150)      $88       ($25)     $116         %192
Add (deduct):
      Income taxes of 50 % owned affiliates                 3         1          3        (4)           1

      Equity in (earnings) loss of less than
               50% owned affiliates                         4         5          -        (5)          (2)

      Dividends received from less than
               50% owned affiliates                         -         -          -         1            -


      Interest capitalized, net of amortization            (1)       (4)        (1)       (2)           -

      Fixed charges as described below                     56        58         63        72           73
                                                        --------   -------    -------   -------     -------
               Total                                     ($88)     $148        $40      $178         $264
                                                        ========   =======    =======   =======     =======

Fixed charges and preferred stock dividends:
      Interest expense                                     41        45         50        57           59

      Estimated interest factor in rent expense            15        13         13        15           14

      Preferred stock dividend requirement                 28        26         15        11            6
                                                        --------   --------   -------   --------    --------
               Total                                      $84       $84        $78       $83          $79
                                                        ========   ========   =======   ========    ========
Ration of earnings to combined fixed charges
and preferred stock dividends (b) (c)                       -       1.8        0.5       2.1          3.3
                                                        ========   ========   =======   ========    ========

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(a) In 1993, the Company recorded an after-tax charge of $132 million for personnel reductions, business restructurings involving consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. In 1991, the Company recorded an after-tax charge of $80 million to cover losses on the disposition and write-down of certain businesses and costs of personnel reductions.

(b) The ratio of earnings to combined fixed charges and preferred stock dividends has been computed based upon income before taxes and fixed charges included in income (loss) after eliminating the amortization of capitalized interest and the undistributed (earnings) losses of less than 50%-owned affiliates. Fixed charges include interest and that portion of rental expense deemed to represent interest.

(c) In the twelve months ended December 31, 1993 and December 31, 1991, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $172 million and $38 million, respectively, as a result of the 1993 and 1991 charges.